SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

The Chalone Wine Group, Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

157639105

(CUSIP Number)

Thomas J. Mullin, Esq.

Executive Vice President and

General Counsel

Constellation Brands, Inc.

370 Woodcliff Drive

Suite 300

Fairport, New York 11450

(585) 218-3650

With a copy to:

Richard F. Langan, Jr., Esq.

Nixon Peabody LLP

437 Madison Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.157639105	Page 2 of 5

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Constellation Brands, Inc. 16-0716709
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 5,556,103 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 5,556,103

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,556,103
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO.157639105	Page 3 of 5

This statement constitutes Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on behalf of Constellation Brands, Inc., a Delaware corporation (“Constellation”) on May 17, 2004 (the “Schedule 13D”), with respect to the common stock, no par value (the “Common Stock”), of The Chalone Wine Group, Ltd., a California corporation (the “Issuer”). Capitalized terms not otherwise defined herein shall have the respective meaning ascribed thereto in the Schedule 13D.

Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

As described more fully in the Schedule 13D, DBR delivered to the board of directors of the Issuer its Proposal Letter attached thereto as Exhibit 2 to propose to the Issuer a certain business combination transaction. On June 30, 2004, DBR delivered to the board of directors of the Issuer a letter extending the offer contained in its Proposal Letter (the “Proposal Extension Letter”) until July 31, 2004. Both letters were acknowledged by Constellation and Huneeus. The remaining terms of the Proposal Letter remain in full force and effect. The Proposal Extension Letter is annexed hereto as Exhibit 4 and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is supplemented as follows:

Exhibit No.	Description
4	Proposal Extension Letter dated June 30, 2004

CUSIP NO.157639105	Page 4 of 5

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 30, 2004

CONSTELLATION BRANDS, INC.

By:	/s/ Richard Sands
Name:	Richard Sands
Title:	Chairman and Chief Executive Officer

CUSIP NO.157639105	Page 5 of 5

EXHIBIT INDEX

Exhibit Number	Exhibit Name	Location
4	Proposal Extension Letter dated June 30, 2004	Filed herewith